Avalon Holdings Corporation

One American Way ● Warren, OH 44484-5555 ● Phone: (330) 856-8800 ● Fax: (330) 856-8480

August 14, 2017

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4631

Washington, DC 20549

Re: Response to Comment Letter dated August 9, 2017 relating to Avalon Holdings Corporation’s Form 10-K for the year ended December 31, 2016.

Dear Mr. O’Brien

We have received your letter dated August 9, 2017 to Mr. Bryan P. Saksa, Chief Financial Officer of Avalon Holdings Corporation (“Avalon or the “Company”). Please accept this letter as response to your comment relating to the Company’s Form 10-K for the year ended December 31, 2016. For ease of reference, we have reproduced your comment in advance of the response.

Form 10-K for the Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 12

1.	Please amend your Form 10-K to provide management’s conclusion as to whether disclosure controls and procedures were effective as of December 31, 2016. Refer to Item 307 of Regulation S-K.

Response to Comment No. 1: In response to your comment, we will revised and amend our disclosure for “Item 9A. Controls and Procedures” as follows below. The Company will file the revised disclosure in an amendment to Form 10-K for the year ended December 31, 2016, once the Staff confirms that it does not have any additional comments relating to the revised disclosure.

item 9A. controls and procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), Avalon’s management conducted an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by the 2016 Annual Report. For purposes of the foregoing, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Avalon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as outlined above. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that they believe that, as of December 31, 2016, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control over Financial Reporting is set forth on page 40 of our 2016 Annual Report, which is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

During the fourth fiscal quarter ended December 31, 2016, there was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Pursuant to your letter dated August 9, 2017, this written reply is being furnished on EDGAR.

Avalon Holdings Corporation acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Avalon Holdings Corporation believes this response and its actions to be undertaken as set forth herein adequately addresses the Commission’s comment. If however, you have any further questions, please feel free to contact the undersigned.

Sincerely,

AVALON HOLDINGS CORPORATION

/s/ Bryan P. Saksa

Bryan P. Saksa

Chief Financial Officer